SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST , 2003.
                                          --------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   August 29, 2003                     By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                     AUGUST 29, 2003

                               2ND QUARTER REPORT

IMA has released its June 30, 2003 interim report. The following is a summary of the information in the report.

                                               Three Months Ended June 30,    Six Months Ended June 30,
                                               --------------------------    --------------------------
                                                   2003          2002            2003          2002
                                                     $             $               $             $
EXPENSES

Administrative and management services               57,900        57,715         117,150       116,415
Bank charges and interest                             2,692         3,838           5,969         5,337
Corporate development and investor relations         97,524        72,272         170,666       123,212
Depreciation                                          5,546         4,892          11,092         9,784
General exploration                                  63,369        37,775         121,593        52,702
Office and sundry                                    18,058         9,510          26,033        18,300
Printing                                              7,646        13,380          14,682        17,935
Professional fees                                    20,322        72,051          48,266        75,058
Rent, parking and storage                            13,244        17,922          27,106        35,802
Salaries and employee benefits                       48,990        47,496          97,934        96,459
Telephone and utilities                               9,382         6,480          19,806        13,319
Transfer agent and regulatory fees                   30,807        20,234          35,345        26,756
Travel and accommodation                             21,775        63,006          32,770        74,794
                                               ------------  ------------    ------------  ------------
LOSS BEFORE THE FOLLOWING                          (397,255)     (426,571)       (728,412)     (665,873)

FOREIGN EXCHANGE                                    (22,066)      (12,873)         (4,717)       (9,462)

INTEREST AND MISCELLANEOUS INCOME                    11,935         3,093          16,711         6,305
                                               ------------  ------------    ------------  ------------
LOSS FOR THE PERIOD                                (407,386)     (436,351)       (716,418)     (669,030)

DEFICIT - BEGINNING OF PERIOD                   (14,467,977)  (12,951,518)    (14,158,945)  (12,718,839)
                                               ------------  ------------    ------------  ------------
DEFICIT - END OF PERIOD                         (14,875,363)  (13,387,869)    (14,875,363)  (13,387,869)
                                               ============  ============    ============  ============
BASIC AND DILUTED LOSS
     PER COMMON SHARE                                $(0.01)       $(0.02)         $(0.02)       $(0.03)
                                               ============  ============    ============  ============

OVERVIEW

The Company owns outright, or has the right to acquire through various option agreements, interests in a number of exploration properties in Argentina and one property in Peru.

The properties on which the Company has concentrated its exploration efforts are Navidad, Las Bayas, Mogote and Rio Tabaconas. The Company has also acquired, through staking, interests in a number of properties in Chubut. With its focus on the Navidad property, the Company is considering farm-outs for some of its properties as a means by which exploration can be conducted. At the Navidad property a drilling program, budgeted to cost approximately US$1.5 million, is scheduled to begin in late September. The Company is also anticipating that a follow-up program will be required.

PROPERTY UPDATE

The Company's mineral property groups are Valle de Cura , Gualcamayo, NW San Juan and Chubut in Argentina; and, in Peru, Rio Tabaconas. For the quarter ended June 30,2003, the Company focused mainly in Argentina on staking new grassroots properties in the Chubut region and completing exploration work on the Mogote property, within the NW San Juan Group, and on the Las Bayas and Navidad Properties within the Chubut Group.

a)   Argentina

Valle de Cura

The Company has no exploration budget commitment for the Valle del Cura region in Argentina as this group of properties is covered under the existing option agreement with Barrick Gold Corp.

Gualcamayo

The Company has no exploration budget commitment for the Gualcamayo region in Argentina.

NW San Juan

In February, the Company received an offer to joint venture the property from Amera Resources Corporation ("Amera"). Amera has a common director with IMA and accordingly an independent committee of the Board of Directors of the Company was formed to negotiate and settle on the terms of the farm-out agreement with Amera. After negotiations the Company entered into an agreement to option this property to Amera, a private company which, as of August 8, 2003, has filed a preliminary prospectus with the TSX Venture Exchange (the "Exchange") and the BC Securities Commission. Amera has a common director with the Company and the farm-out to Amera is also subject to Exchange approval. Under the terms of the agreement, Amera can earn 51% interest by spending US$1,250,000 in exploration and development expenditures on the property and issuing 1,650,000 of its common shares to the Company in varying amounts over 5 years. Included in the expenditure commitment of Amera is an obligation to reimburse the Company for all the expenditures it has incurred on the property.

Chubut

Early in 2003, the Company staked a number of properties in various areas of the province of Chubut. Some of the properties staked included Costa, Lago, Pico, Corcovado, Loma Alto and Nueva Ruta properties. These properties were staked in order to target geological environments prospective for low sulphidation gold veins. Other properties staked included Penascudo and Gan Gan and extensions to the previously staked Costa property. The Company also has rights to other properties through various staking programs. The Company's inventory of resource exploration properties in Chubut is an asset which is to be developed through exploration programs or given the focus of exploration efforts at Navidad through third party agreements.

On March 6, 2003, the Company entered into an agreement to sell a 100 % undivided interest in Lago Pico (10,000 ha), Loma Alta (10,000 ha) and Nueva Ruta (4,180 ha) to Amera. The terms of the agreement were approved by the independent committee of the Company. Upon approval by the Exchange, Amera will issue 500,000 common shares to the Company. In addition, in the event that a decision is made to place any of the properties into commercial production, the Company will receive a bonus of US$250,000 and a 3 % net smelter return royalty.

On May 28, 2003, the Company granted Ballad Ventures Ltd. ("Ballad"), a public company listed on the Exchange, an exclusive right to enter into an option agreement with IMA to earn up to 85 % interest in the Penascudo property. This right was exercised by Ballad on August 12, 2003 and Ballad's participation is subject to acceptance for filing with the Exchange. To earn the 85 % interest in the property, Ballad must complete US$1,800,000 of exploration work by October 31, 2008, issue 500,000 shares to the Company, make a further US$300,000 cash payment, issue 500,000 shares and complete a feasibility study on or before October 31, 2008. Ballad is an arm's length junior exploration company.

On August 27, 2003, the Company finalized terms for a farm-out of a 1,000 hectare Chubut property to Consolidated Pacific Bay Minerals ("Pacific Bay"), an arm's length junior exploration company. Under the terms of the option agreement, Pacific Bay can earn a 51% interest by funding US$625,000 of exploration and issuing 900,000 shares. Pacific Bay's participation is subject to acceptance for filing with the Exchange. Pacific Bay can increase its interest to 70% by funding costs to prepare a feasibility study.

Navidad Project

On February 3, 2003 the Company announced the discovery of high-grade silver-lead-copper mineralization on it's 100% owned Navidad Property in north-central Chubut Province. Since this discovery, the Navidad Project has become the focus of the Company's exploration efforts.

Rock chip sampling and geologic mapping have defined three distinct yet related styles of mineralization at the Navidad Project; namely "bonanza-grade structures", "mineralized carapace breccia", and "galena matrix breccia". These mineralization styles have been mapped along a linear ridge named "Navidad Ridge" that is comprised of "Barite", "Galena", and "Navidad Hills".

Dr. Paul Lhotka, P.Geo. has performed or directly supervised all exploration work at the Navidad Project and is the Company's "Qualified Person" for the project.

A soil sample grid has been completed covering the entire Navidad Ridge area and encompassing a strike length of 5.8 kilometres. All samples were analyzed by ALS Chemex by ICP and AA techniques. Sample collection was overseen by Dr. Paul Lhotka, P.Geo., IMA's Qualified Person on the Navidad Project. Review of the data for blanks and duplicate samples indicates no contamination or reproducibility problems were encountered.

Induced Polarization (IP) geophysical surveys utilizing both gradient array and pole-dipole arrays have been completed at the Navidad Project. The IP surveys were performed by Quantec Geoscience Ltd.

The IP surveys have identified a chargeability anomaly with a surface footprint of 1.6 km x 1.3 km that starts near surface in areas of exposed mineralization at Galena Hill and in some cases extends to depths of approximately 300 metres. Pole-dipole survey results show an excellent correlation between chargeability and mapped exposures of more intense examples of galena matrix breccia mineralization. The large chargeability anomaly extends over 1 km to the southwest of known mineralization in an area completely obscured by soil cover. Chargeability anomalies are generally caused by minerals such as: base-metal sulphides, pyrite, graphite, hematite and magnetite. Pyrite, graphite, hematite, and magnetite have not been observed on surface at Navidad in quantities that could explain the anomaly.

A magnetic geophysical survey was performed by Quantec Geoscience and covers the entire Navidad grid (7.2 x 2.5 km) totalling 88.7 line kilometres (including a 6.2km tie line). Data was collected at 10m intervals along lines spaced 200m apart. Quantec made standard corrections for diurnal variations and produced plan maps of the total field magnetic data and pole reduced data. Mapped mineralization at Navidad, Galena, and Barite Hills is not associated with magnetic anomalies nor is the IP chargeability anomaly. The area of the large gradient and pole-dipole IP chargeability anomaly is characterized by a low, flat magnetic response that indicates magnetite is not the source of the chargeability anomaly.

The final geophysical survey performed at the Navidad Project measured subtle differences in the earth's gravitational field. Once appropriate corrections have been applied, results of these gravity measurements are indicative of contrasting densities in the rock underlying the survey area. Laboratory tests of mineralized and unmineralized specimens from the Navidad project indicate that densities of unmineralized rocks range from 2.19 to 2.64 g/cm3 while mineralized rocks range from 2.63 to 3.95 g/cm3. Gravity data acquisition was performed by Proingeo S. A., an Argentine geophysical and topographic survey contractor. Quantec Geoscience provided consulting services to the Company on survey design and execution, has reviewed data quality, and built a three dimensional model of the survey results using the University of British Columbia (Canada) inversion software. Quantec Geoscience reports raw data quality is very good. The gravity survey covers an area of approximately 2.2 by 2.5 km centred on the previously reported IP chargeability anomaly. It includes 385 gravity stations that were measured on two lines with closely spaced points and additional points spaced at about 100 by 200m intervals.

In the Galena Hill area, the gravity survey has defined an important anomaly with multiple peaks approximately 0.8 x 1.1 km in size. This anomaly has a "donut-like" form with a central low surrounded by higher density values; amplitude of this anomaly is approximately 0.6 to 0.8 milligals above surrounding values. This complex anomaly is partly coincident with, but somewhat smaller in size, than the previously announced Gradient and Pole-Dipole I.P. chargeability anomaly at Navidad. The anomaly is not reasonably explained by simple lithologic density variations and is most readily explained by the presence of sulphide/barite mineralization. Part of the gravity anomaly is spatially associated with mapped breccia-hosted mineralization on surface and it correlates very well with potential extensions to this mineralization indicated by the most intense Pole-Dipole IP chargeability anomaly.

A second gravity high of approximately 260 by 550m in diameter is spatially associated with mapped Bonanza Grade Structures at Navidad Hill. This anomaly may be caused by the combination of sulphide mineralization and the denser host rock of the flow dome at Navidad Hill relative to surrounding sediments. It covers the portion of the flow dome known to host Bonanza Grade Structures and their strike extension. Most of the rest of the flow dome is not represented by a gravity high.

In review, important amounts and grades of silver-copper-lead mineralization are exposed from Navidad Hill to Barite Hill a distance of over 2,900m. Detailed mapping and sampling has confirmed the importance of the original discovery announcement of February 3, 2003. The outcropping mineralization is accompanied by a soil geochemical anomaly of over 5.8km long and a large IP chargeability anomaly portions of which show anomalously high gravity values.

Planned work on the Navidad Project includes a significant diamond drill program and minor additional surface work. The diamond drill program is expected to commence in late September or early October, 2003 and will include 2 phases of 3,000 metre each of HQ coring predominantly at Navidad and Galena Hills. US$1,500,000 is budgeted for the Phase I and II drilling at the Navidad Project.

Las Bayas Project

In January, 2003 the Company undertook a diamond drill program on it's 100% owned Las Bayas project. Prior surface work by the Company had delineated over 15,000 linear metres of quartz veining within an area of approximately 1.5 by
4.0 kilometres. The drill program comprised 1,953 metres of NQ core that was recovered from 19 drill holes targeting six individual veins. Total cost of this program was CAD $385,000.

Eighteen of the 19 drill holes completed intersected the targeted low-sulphidation quartz veins; these intersections ranged in width from 0.4 to
22.1 metres of vein material. This drilling tested approximately 900 metres of the mapped 15,000 metre strike length of veins exposed at Las Bayas Hill.

The Company has no immediate plans for further work on the Las Bayas property, however an additional surface program is recommended on the outlying portions of the property that as yet remain completely untested.

Acquisitions and Farm-outs

The Company continues to be quite active in Chubut province reviewing other properties and conducting due diligence, with the objective of acquiring additional prospective properties.

The Company has developed a business plan to have exploration work done on its non-core properties by way of farm-outs. The Company will be able to have exploration done on its non-core properties, while focusing its exploration resources on its core Navidad property.

b)   Peru

Rio Tabaconas

In June 2002, the Company announced it would take a more measured approach to exploration on the project to ensure that local cultural, developmental and environmental concerns pertaining to mining activities in the region would be addressed. All exploration activities have been deferred until an agreement with the local community of Tamborapa can be finalized. The Company has declared force majeure, as allowed under the property option agreement. A Company-Community plan has been prepared with the aid of several Peruvian social economic consultants and has been presented for discussion to the community leaders, government officials and interested party leaders and as of the date of this quarterly report no agreement has been reached. Thus the Company will continue to work with the various social economic consultants to develop a plan which will be acceptable by all parties in the community of Tabaconas.

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30,2003, the Company reported a consolidated loss of $716,418 ($0.02 per share) compared to a loss of $669,030 ($0.03 per share) for the comparative period in 2002. The increase in the loss experienced by the Company in 2003, compared to 2002, was attributed to certain operating expenditures such as $47,454 for increase in Corporate development and Investor relations, $68,891 for increase in General Exploration and $7,733 increase in office sundry.

RESULTS OF OPERATIONS

Corporate Costs and Other Income

The significant increases in expenditures this period versus prior period are as follows: (i) corporate development and investor relations - $47,454 of which $12,650 was for a 3 month coverage on a website "Savvy Investor.com", $9,900 for various media advertising, $5,279 was for the Annual General Meeting presentation, $15,795 for the PDAC in Toronto and $3,800 for the Cambridge House Gold Conference; (ii) general exploration - $68,891 as a result of additional examination of grassroots properties ($53,828) in the Patagonia region in Argentina and ($15,063 ) in Peru; (iii) office and sundry - $ 7,733 of which $2,300 was for computer software, $2,570 for a laptop computer; (vi) salaries and benefits - $1,475 due to an increase in the cost of benefits with Canada Life; (v) telephone and utilities - $6,487 due to the increase in correspondence within North America and South America; (vi) transfer agent and regulatory fee - $8,589 mainly due to increase in TSX Venture Exchange filing fees for private placements and stock option plan.

The following expenses decreased for the year (i) Printing - $3,253 as in the prior year there were extensive maps and folders printed totalling $14,600; (ii) Professional fees - $ 26,792 as $33,016 was related to the North America and Europe Market awareness program in the prior year; (iii) Rent, parking and storage - $8,589 as a result of cost recovery from a private company sharing office space; (iv) Travel and accommodation - $42,024 as $41,700 was incurred in the prior year for the North America and Europe market awareness program.

During the period ended June 30,2003 and 2002 the Company did not write-off any mineral claims and deferred costs.

Interest and miscellaneous income reported for the period ended June 30,2003 was $16,711 a increase of $10,406 from $6,305 reported in 2002 as a result of more funds on deposit.

During the period ended June 30,2003 and 2002, the Company did not dispose of any Viceroy common shares. Through a plan of arrangement completed after June 30, 2003, the 195,500 Viceroy common shares held as marketable securites were converted to 65,166 Quest Capital Corp. Class A shares , symbol QC.A on the TSX Exchange, 6,516 Spectrum Gold Inc. common shares and 19,550 Viceroy Exploration Inc. common shares.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003 the Company had working capital of $4,111,836 compared to $1,744,819 at June 30, 2002. As at June 30, 2003, the Company had cash and cash equivalents on hand of $4,068,005 (2002 - $1,735,652). Subsequent to the period ended June 30,2003 the Company issued 124,000 shares for $50,760 on the exercises of options and 847,767 shares for $633,869 on the exercises of warrants.

The Company considers that it does have adequate resources to maintain its ongoing operations and property commitments for the year. The Company may require additional financing if it proceeds with further planned exploration and property acquisitions for the remainder of fiscal 2003. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining additional financing or negotiating joint venture agreements.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultant. However, during the period ended June 30, 2003 the Company, under a month to month agreement, retained Raven Capital, a private company owned and managed by Jack Barnes to provide public relations and consulting primarily targeted to the North American financial and investment community. Raven Capital has been in the investor relations business since 1999 providing similar services to public companies. Raven Capital was paid $7,500 for January, $3,750 per month for February and March and $7,275 per month for April and May 2003.

ON BEHALF OF THE BOARD

/s/ William Lee
----------------------
Mr. William Lee, CFO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2003 Number 24